UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti Agrees to Acquire Augusta Gold to Further Consolidate Nevada District

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

NEWS RELEASE

AngloGold Ashanti Agrees to Acquire Augusta Gold to Further Consolidate Nevada District

AngloGold Ashanti plc (“AngloGold Ashanti”) and certain of its affiliates have entered into a definitive agreement (the “Merger Agreement”) with Augusta Gold Corp. (“Augusta Gold”) to acquire all issued and outstanding shares of common stock of Augusta Gold (the “Transaction”) at a price of C$1.70 per share of common stock (the “Price”) in cash.

The Price implies a fully-diluted equity value for Augusta Gold of approximately C$152 million (approximately US$111 million). The Price represents a premium of approximately 28% to the closing price of Augusta Gold’s common stock on the Toronto Stock Exchange (“TSX”) on 15 July 2025, the day prior to the announcement of the Transaction and 37% to the volume-weighted average share price over the 20 days prior to announcement of the Transaction. Additionally, in connection with the Transaction, AngloGold Ashanti will provide funds for the repayment of certain stockholder loans (which amounted to approximately US$32.6 million at 31 March 2025).

The Transaction allows AngloGold Ashanti to further consolidate its footprint in the Beatty District by acquiring Reward, a permitted, feasibility stage project, the Bullfrog deposit, and all tenements surrounding each of these properties. The acquired properties are adjacent to AngloGold Ashanti’s claims in the Beatty District and will provide additional Mineral Resources to AngloGold Ashanti’s inventory.

“This acquisition reinforces the value we see in one of North America’s most prolific gold districts,” said AngloGold Ashanti CEO Alberto Calderon. “We believe that securing these properties will not only solidify our leading position in the most important new gold district in the U.S., but will also improve our ability to develop the region under an integrated plan – with more flexibility, greater access, better infrastructure sharing, and cohesive engagement with all stakeholders”.
The Transaction

The Transaction is expected to close in the fourth quarter of 2025, subject to the satisfaction of customary closing conditions, including the approval of the holders of a majority of outstanding shares of Augusta Gold common stock, as well as the approval by a majority of the votes cast by holders of outstanding shares of Augusta Gold common stock excluding certain related parties, at a stockholder meeting expected to be held in the fourth quarter of 2025. Pursuant to the Transaction, Augusta Gold will become an indirect wholly-owned subsidiary of AngloGold Ashanti and Augusta Gold’s shares of common stock will no longer be listed on any public stock exchange or traded on any over-the-counter market.

The board of directors of Augusta Gold (the “Augusta Gold Board”) unanimously approved, and recommended that Augusta Gold’s stockholders approve and adopt, the Merger Agreement and the Transaction. Prior to the Augusta Gold Board approval, the audit committee of the Augusta Gold Board reviewed, and recommended that the Augusta Gold Board approve, the Merger Agreement and the Transaction. All directors and certain executive officers of Augusta Gold, as well as Augusta Investments Inc., holding shares of Augusta Gold common stock representing in the aggregate approximately 31.5% of Augusta Gold’s issued and outstanding shares of common stock, have entered into voting support agreements with AngloGold Ashanti, pursuant to which they have agreed, among other things, to vote their shares of Augusta Gold common stock in favour of adopting the Merger Agreement and the Transaction.

About AngloGold Ashanti

AngloGold Ashanti, with its head office in Denver, Colorado, is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across ten countries on four continents.

Advisers and Counsel

AngloGold Ashanti has engaged RBC Capital Markets as its financial adviser, Womble Bond Dickinson (US) LLP and Cravath, Swaine & Moore LLP as its U.S. legal counsel and Stikeman Elliott LLP as its Canadian legal counsel in connection with the Transaction.

ENDS

London, Denver, Johannesburg
16 July 2025

CONTACTS

Media
Andrea Maxey +61 08 9425 4603 / +61 400 072 199 amaxey@aga.gold
General inquiries media@anglogoldashanti.com

Investors
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080 yrchowthee@aga.gold
Andrea Maxey +61 08 9425 4603 / +61 400 072 199 amaxey@aga.gold

Website: www.anglogoldashanti.com
Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Augusta Gold by AngloGold Ashanti. In connection with the proposed transaction, Augusta Gold intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including Augusta Gold’s proxy statement in preliminary and definitive form. INVESTORS AND STOCKHOLDERS OF AUGUSTA GOLD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING AUGUSTA GOLD’S PROXY STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders of Augusta Gold are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov, or free of charge from Augusta Gold under the “Investors” section of Augusta Gold’s website at www.augustagold.com/investors.

Participants in the solicitation

AngloGold Ashanti and Augusta Gold and certain of their respective directors and executive officers, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from securityholders of Augusta Gold in connection with the proposed transaction. Information about AngloGold Ashanti’s directors and executive officers is available in AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024, which was filed with the SEC on 15 April 2025 (the “AGA 2024 Form 20-F”). Information about Augusta Gold’s directors and executive officers is available in Augusta Gold’s annual report on Form 10-K for the financial year ended 31 December 2024, which was filed with the SEC on 18 March 2025 (the “Augusta Gold 2024 Form 10-K”). To the extent holdings of Augusta Gold’s securities by their respective directors or executive officers have changed since the amounts set forth in the Augusta Gold 2024 Form 10-K, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, including the Form 4 filed by Augusta Investments Inc. and Richard Warke on 13 March 2025. Additional information concerning the interests of Augusta Gold’s participants in the solicitation, which may, in some cases, be different than those of Augusta Gold’s stockholders generally, will be set forth in Augusta Gold’s proxy statement relating to the proposed transaction when it becomes available.

Forward-looking statements

Certain statements contained in this communication, other than statements of historical fact, including, without limitation, those concerning the satisfaction (or waiver) of closing conditions to the consummation of the proposed transaction, potential delays in consummating the proposed transaction, the ability of AngloGold Ashanti to timely and successfully achieve the anticipated benefits of the proposed transaction, the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, the impact of the proposed transaction on AngloGold Ashanti’s existing business, costs related to the proposed transaction, the outcome of any legal proceedings that may be instituted against AngloGold Ashanti, Augusta Gold or any of their respective directors or officers related to the Merger Agreement or the proposed transaction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in AngloGold Ashanti’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to the AGA 2024 Form 20-F. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 16 July 2025

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary